CERTIFICATE OF AMENDMENT
                  (PURSUANT TO NRS 78.385 AND 78.390

        Certificate of Amendment to Articles of Incorporation
                    For Nevada Profit Corporation

     1. Name of Corporation: Alynx, Co.

     2. The articles have been amended as follows (provide article numbers if available)

                             ARTICLE IV
                            CAPITALIZATION
(a) Common Stock. The Corporation shall have the authority to issue 100,000,000 shares of common stock having a par value of $.001. All common stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid common stock of this Corporation shall not be liable for further call or assessment. The authorized common shares shall be issued at the discretion of the Directors.
 (b) Preferred Stock. The Corporation shall have the authority to issue 5,000,000 shares of preferred stock each having a par value of $.001, with such rights, preferences and designations and to be issued in such series as determined by the board of directors of the Corporation.

  3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the *articles of incorporation have voted in favor of the amendment is: 200,000

  4. Effective date of filing (optional):

  5. Officer Signature (required):  /s/Ken Edwards, president

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holder of shares representing a majority of the voting power of each class of series affected by the amendment regardless of limitations or restrictions on the voting power thereof.